UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notice of Proposed Settlement of Shareholder Derivative Action

We, LDK Solar Co., Ltd., are settling a shareholder derivative action filed on January 22, 2008 against certain of our directors and executive officers, or Individual Defendants, as defendants, and us, as nominal defendant, in the Superior Court of California, County of Santa Clara. Attached hereto as Exhibit 99.2 is our notice of proposed settlement to all current record holders and beneficial owners of our shares or American depository shares as of November 16, 2011, or Current LDK Shareholders. All Current LDK Shareholders should read this notice carefully and in its entirety. This notice relates to the proposed settlement and dismissal of the above shareholder derivative action, and contains important information regarding Current LDK Shareholders’ rights, which may be affected by these legal proceedings. If the court approves the settlement, Current LDK Shareholders will be forever barred from contesting the approval of the proposed settlement and from pursuing the released claims.

In this shareholder derivative action, the plaintiff sued for breach of fiduciary duty, abuse of control, gross mismanagement, corporate waste and unjust enrichment, alleging that the Individual Defendants failed to implement internal controls and systems for proper accounting of our polysilicon material inventory. The defendants have denied and continue to deny each and every allegation of wrongdoing or liability made against them in the action. Nonetheless, the defendants have entered into a stipulation with the plaintiff dated November 16, 2011 to settle the action solely to avoid additional expense, inconvenience, and distraction of this action and to avoid the risks inherent in any lawsuit, without admitting any wrongdoing or liability. Pursuant to the proposed settlement, the parties have agreed as follows:

•

We will implement and/or maintain certain corporate governance measures, which include internal controls and procedures specifically relating to the allegations raised in the action, including additional training in the area of U.S. GAAP accounting for inventory, risk assessments of potential financial reporting risk factors, annual testing of processes and controls with respect to the timely and accurate recording and valuation of inventory, a revised whistleblower policy, enhancements to the Code of Ethics, revised duties of the Internal Audit Department including an Internal Audit Department charter, recordkeeping concerning risk assessments, corresponding internal controls, and inventory testing, and the designation and duties of the Compliance Officer. We and the Individual Defendants acknowledge that the pendency and prosecution of the action contributed to our decision to implement and/or maintain these corporate governance measures, which confer a benefit to us.

•

A judgment will be entered to dismiss the action against us and the Individual Defendants with prejudice and bar and release certain known or unknown claims that have been or could have been brought in any court by the plaintiff, us, or any of our shareholders, against us and the Individual Defendants relating to any of the claims or matters that were or could have been alleged or asserted in any of the pleadings or papers filed in the action.

•	Subject to court approval, we will cause to be paid plaintiff’s counsel’s attorneys’ fees and expenses in an aggregate amount of $1,026,000.

The court has preliminarily approved the settlement and scheduled a final hearing at 8:30 a.m. on June 19, 2012 to determine (i) whether the terms of the settlement are fair, reasonable and adequate and thus should be finally approved and (ii) whether the action should be dismissed with prejudice pursuant to the parties’ stipulation. Current LDK Shareholders who have no objection to the settlement do not need to appear at the final hearing or take any other action. Any Current LDK Shareholder who chooses to object to any aspect of the settlement must (i) make detailed objections in writing and (ii) timely deliver written objections to the court, the plaintiff’s counsel, and the defendants’ counsel as described in more details in the notice of proposed settlement attached hereto as Exhibit 99.2.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: April 16, 2012

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Exhibit 99.2

TO:	ALL CURRENT RECORD HOLDERS AND BENEFICIAL OWNERS OF SHARES OR AMERICAN DEPOSITORY SHARES OF LDK SOLAR CO., LTD (“LDK” OR THE “COMPANY”) AS OF November 16, 2011 (“CURRENT LDK SHAREHOLDERS”).

PLEASE READ THIS NOTICE CAREFULLY AND IN ITS ENTIRETY. THIS NOTICE RELATES TO A PROPOSED SETTLEMENT AND DISMISSAL OF THE ABOVE-CAPTIONED SHAREHOLDER DERIVATIVE ACTION, AND CONTAINS IMPORTANT INFORMATION REGARDING YOUR RIGHTS. YOUR RIGHTS MAY BE AFFECTED BY THESE LEGAL PROCEEDINGS. IF THE COURT APPROVES THE SETTLEMENT, YOU WILL BE FOREVER BARRED FROM CONTESTING THE APPROVAL OF THE PROPOSED SETTLEMENT AND FROM PURSUING THE RELEASED CLAIMS.

IF YOU HOLD LDK SHARES OR AMERICAN DEPOSITORY SHARES FOR THE BENEFIT OF ANOTHER, PLEASE PROMPTLY TRANSMIT THIS DOCUMENT TO SUCH BENEFICIAL OWNER.

THE COURT HAS MADE NO FINDINGS OR DETERMINATIONS CONCERNING THE MERITS OF THIS ACTION. THE RECITATION OF THE BACKGROUND AND CIRCUMSTANCES OF THE SETTLEMENT CONTAINED HEREIN DOES NOT CONSTITUTE THE FINDINGS OF THE COURT. IT IS BASED ON REPRESENTATIONS MADE TO THE COURT BY COUNSEL FOR THE PARTIES.

Notice is hereby provided to you of the proposed settlement (the “Settlement”) of this shareholder derivative litigation (the “Notice”). This Notice is provided by Order of the Santa Clara County, California Superior Court (the “Court”). It is not an expression of any opinion by the Court. The purpose of this Notice is to notify you of the terms of the proposed Settlement, and your rights related thereto.

I.	WHY THE COMPANY HAS ISSUED THIS NOTICE

Your rights may be affected by the settlement of the shareholder derivative action captioned Coonerty v. Peng, et al., Case No. 1:08-cv-103758 (the “Action”). Plaintiff Sean Coonerty (“Plaintiff”), Defendants Xiaofeng Peng, Jack K. Lai, Xingxue Tong, Liangbao Zhu, Yonggang Shao, Gang Wang, Louis T. Hsieh and Bing Xiang (“Individual Defendants”) and nominal defendant LDK (LDK and the Individual Defendants, collectively, “Defendants”) have agreed upon terms to settle the Action and have signed a written Stipulation of Settlement (the “Stipulation”) setting forth those settlement terms.

On June 19, 2012, at 8:30 a.m., the Court will hold a hearing (the “Final Hearing”) in the Action. The purpose of the Final Hearing is to determine: (i) whether the terms of the Settlement are fair, reasonable and adequate and should be approved; (ii) whether a final judgment should be entered; and (iii) such other matters as may be necessary or proper under the circumstances.

NOTICE OF PROPOSED SETTLEMENT

II.	SUMMARY OF THIS LITIGATION

On January 22, 2008, a shareholder derivative complaint captioned Coonerty v. Peng, et al., was filed in the Court, alleging purported causes of action for breach of fiduciary duty, abuse of control, gross mismanagement, corporate waste and unjust enrichment. The parties thereafter agreed to stay this litigation until the court in In re LDK Solar Sec. Litig., Case No. C-07-05182-WHA (the “Federal Case”) issued an order on all defendants’ motions to dismiss in that case. An order staying this case was entered on May 5, 2008.

By orders dated May 29, 2008 and September 24, 2009, Judge William H. Alsup denied defendants’ motions to dismiss in the Federal Case. The stay of the present litigation was lifted thereafter.

On March 26, 2010, the Court entered a Stipulated Protective Order Governing Confidentiality. Subsequently, Defendants agreed to and did produce non-public documents to Plaintiff, which were thereafter reviewed and analyzed.

On June 18, 2010, Plaintiff filed his Amended Derivative Complaint. Defendants filed a demurrer to Plaintiff’s Amended Derivative Complaint on July 16, 2010.

The parties thereafter agreed to attempt to mediate a settlement of the litigation. In advance of the mediation before the Hon. Howard B. Wiener (Ret.) of JAMS, a former Associate Justice for the California Court of Appeals, Plaintiff sent a demand letter to Defendants outlining the terms of a potential settlement. The parties thereafter met in person with Justice Wiener on September 21, 2010. No settlement was reached at that mediation, but discussions between the parties continued.

On November 15, 2010, the parties reached an agreement-in-principle to settle the litigation on the terms set forth herein.

All parties to the Action have agreed to a resolution of the claims asserted therein and any and all claims which could have been asserted therein, as set forth in the Stipulation. All parties and their counsel concur that the Settlement described herein is fair, reasonable, adequate and in the best interest of LDK and Current LDK Shareholders.

NOTICE OF PROPOSED SETTLEMENT

III.	TERMS OF THE PROPOSED SETTLEMENT

The principal terms, conditions and other matters that are part of the Settlement, which is subject to approval by the Court, are summarized below. This summary should be read in conjunction with, and is qualified in its entirety by reference to, the text of the Stipulation, which has been filed with the Court and is available for public inspection.

To fully, finally and forever resolve the Action, and following extensive, arm’s-length settlement negotiations, the parties have agreed as set forth in the Stipulation as follows:

1. LDK will implement and/or maintain certain corporate governance measures at the Company, which include internal controls and procedures specifically relating to the allegations raised in the Actions, including additional training in the area of US GAAP accounting for inventory, risk assessments of potential financial reporting risk factors, annual testing of processes and controls with respect to the timely and accurate recording and valuation of inventory, a revised whistleblower policy, enhancements to the Code of Ethics, revised duties of the Internal Audit Department including an Internal Audit Department charter, recordkeeping concerning risk assessments, corresponding internal controls, and inventory testing, and the designation and duties of the Compliance Officer (the “Corporate Governance Measures”). LDK and the Individual Defendants acknowledge that the pendency and prosecution of the Action contributed to the Company’s decision to implement and/or maintain these Corporate Governance Measures, which confer a benefit to the Company.

2. The Stipulation also provides for the entry of judgment dismissing the Action against LDK and the Individual Defendants with prejudice and, as explained in more detail in the Stipulation, barring and releasing certain known or unknown claims that have been or could have been brought in any court by the Plaintiff, by LDK, or by any of its shareholders, against LDK and the Individual Defendants relating to any of the claims or matters that were or could have been alleged or asserted in any of the pleadings or papers filed in the Action. The Stipulation further provides that the entry of judgment will bar and release any known or unknown claims that have been or could have been brought in any court by the Defendants against Plaintiff or Plaintiff’s Counsel related to any of the claims or matters that were or could have been alleged or asserted in any of the pleadings or papers filed in the Action or based upon or arising out of the institution, prosecution, assertion, settlement, or resolution of the Action.

NOTICE OF PROPOSED SETTLEMENT

IV.	PLAINTIFFS’ ATTORNEYS’ FEES AND EXPENSES

After negotiating the substance of the Corporate Governance Measures described above, the parties engaged in arm’s-length negotiations, regarding the attorneys’ fees and expenses of Plaintiff’s Counsel in the Action. As a result of these negotiations, the parties have agreed that, subject to court approval, the Company will cause to be paid Plaintiff’s Counsel’s attorneys’ fees and expenses in an aggregate amount of $1,026,000 (the “Fee Award”). To date, Plaintiff’s Counsel have not received any payment for their efforts in the Action. The Fee Award will compensate Plaintiff’s Counsel for the results achieved in the Action, and for undertaking the prosecution of the Action on a contingent basis.

V.	REASONS FOR THE SETTLEMENT

Counsel for the parties believe the Settlement is in the best interests of LDK and Current LDK Shareholders.

A.	Why Did the Plaintiff Agree to Settle?

Plaintiff’s Counsel conducted an extensive investigation relating to the claims and the underlying events and transactions alleged in the Action. Plaintiff’s Counsel have analyzed the evidence adduced during their investigation, and have researched the applicable law with respect to the potential claims of Plaintiff, LDK, and Current LDK Shareholders against the Defendants, as well as the potential defenses thereto.

Based upon the investigation and analysis described above, Plaintiff and his counsel have concluded that the terms and conditions of the Stipulation are fair, reasonable and adequate to Plaintiff, LDK and Current LDK Shareholders, and in their best interests, and have agreed to settle the claims raised in the Action pursuant to the terms and provisions of the Stipulation after considering, among other things: (i) the substantial benefits that LDK and Current LDK Shareholders have received or will receive from the Settlement; (ii) the attendant risks of continued litigation of the Action; (iii) actions taken by LDK in response to alleged misconduct at the Company, including the Corporate Governance Measures; and (iv) the desirability of permitting the Settlement to be consummated.

NOTICE OF PROPOSED SETTLEMENT

In particular, Plaintiff and his counsel considered the significant litigation risk inherent in the Action. The law imposes significant burdens on plaintiffs for pleading and proving a shareholder derivative claim. While Plaintiff believes his claims are meritorious, Plaintiff acknowledges that there is a substantial risk that the Action may not succeed in producing a recovery in light of the applicable legal standards and possible defenses. There existed the possibility that the Court would dismiss with prejudice the Amended Complaint upon Defendants’ motions. Plaintiff and his counsel believe that, under the circumstances, they have obtained the best possible relief for LDK and for Current LDK Shareholders.

B.	Why Did the Defendants Agree to Settle?

The Defendants have strenuously denied and continue to deny each and every allegation of wrongdoing or liability made against them or that could have been made against them in the Action. The Defendants have further asserted that at all times, they acted in good faith, and in a manner they reasonably believed to be and that was in the best interests of LDK and Current LDK Shareholders. The Defendants assert that they have meritorious defenses to the claims in the Action, and that judgment should be entered dismissing all claims against them with prejudice. Nonetheless, the Defendants have entered into the Stipulation solely to avoid the continuing additional expense, inconvenience, and distraction of this burdensome litigation and to avoid the risks inherent in any lawsuit, and without admitting any wrongdoing or liability whatsoever.

VI.	FINAL COURT HEARING REGARDING THE SETTLEMENT

On June 19, 2012, at 8:30 a.m., the Court will hold the Final Hearing at the Santa Clara County, California Superior Court, 191 North First Street, San Jose, California 95113. At the Final Hearing, the Court will consider whether the terms of the Settlement are fair, reasonable and adequate and thus should be finally approved and whether the Action should be dismissed with prejudice pursuant to the Stipulation.

NOTICE OF PROPOSED SETTLEMENT

VII.	YOUR RIGHT TO ATTEND THE FINAL HEARING

Any Current LDK Shareholder may, but is not required to, appear in person at the Final Hearing. CURRENT LDK SHAREHOLDERS WHO HAVE NO OBJECTION TO THE SETTLEMENT DO NOT NEED TO APPEAR AT THE FINAL HEARING OR TAKE ANY OTHER ACTION. If you want to be heard at the Final Hearing, then you must comply with the procedures for objecting, which are set forth below. The Court has the right to change the hearing dates or times without further notice. Thus, if you are planning to attend the Final Hearing, you should confirm the date and time before going to the Court.

VIII.	YOUR RIGHT TO OBJECT AND PROCEDURES FOR DOING SO

You have the right to object to any aspect of the Settlement. You must object in writing, and you may request to be heard at the Final Hearing. IF YOU CHOOSE TO OBJECT, THEN YOU MUST COMPLY WITH THE FOLLOWING PROCEDURES.

A.	You Must Make Detailed Objections in Writing

Any objections must be submitted in writing and must contain the following information:

1. Your name, legal address, and telephone number;

2. Proof of being a Current LDK Shareholder as of November 16, 2011;

3. The date(s) you acquired your LDK shares or American Depository Shares;

4. A detailed statement of your specific position with respect to the matters to be heard at the Final Hearing, including a statement of each objection being made;

5. The grounds for each objection or the reasons for your desiring to appear and to be heard;

6. Notice of whether you intend to appear at the Final Hearing (this is not required if you have lodged your objection with the Court); and

7. Copies of any papers you intend to submit to the Court, along with the names of any witness(es) you intend to call to testify at the Final Hearing and the subject(s) of their testimony.

NOTICE OF PROPOSED SETTLEMENT

The Court will not consider any objection that does not substantially comply with the above requirements.

B.	You Must Timely Deliver Written Objections to the Court, Plaintiff’s Counsel, and Defendants’ Counsel

YOUR WRITTEN OBJECTIONS MUST BE ON FILE WITH THE CLERK OF THE COURT NO LATER THAN June 5, 2012. The Clerk’s address is:

Clerk of the Court

Santa Clara County Superior Court

191 North First Street

San Jose, CA 95113

YOU ALSO MUST DELIVER COPIES OF THE MATERIALS TO PLAINTIFF’S COUNSEL AND DEFENDANTS’ COUNSEL SO THEY ARE RECEIVED NO LATER THAN June 5, 2012. Counsel’s addresses are:

Ellen Gusikoff Stewart

Robbins Geller Rudman

& Dowd LLP

655 West Broadway, Suite 1900

San Diego, CA 92101

Frank J. Johnson

Johnson & Weaver, LLP

110 West “A” Street, Suite 750

San Diego, CA 92101

Counsel for Plaintiff

- and -

James J. Farrell

Latham & Watkins LLP

355 S. Grand Ave.

Los Angeles, CA 90071

Counsel for the Individual Defendants and

Nominal Defendant LDK, Solar Co., Ltd.

The Court will not consider any objection that is not timely filed with the Court or not timely delivered to Plaintiff’s counsel and Defendants’ counsel. Any Person or entity who fails to object or otherwise request to be heard in the manner prescribed above will be deemed to have waived the right to object to any aspect of the Settlement or otherwise request to be heard (including the right to appeal), and will be forever barred from raising such objection or request to be heard in this or any other related action or proceeding.

NOTICE OF PROPOSED SETTLEMENT

IX.	HOW TO OBTAIN ADDITIONAL INFORMATION

This Notice summarizes the Stipulation. It is not a complete statement of the events of the Action or the Stipulation.

You may inspect the Stipulation and other papers filed in the Action at the Santa Clara County Clerk’s office at any time during regular business hours of each business day. The Clerk’s office is located at the Santa Clara County Courthouse, 191 North First Street, San Jose California 95113. However, you must appear in person to inspect these documents. The Clerk’s office will not mail copies to you.

PLEASE DO NOT CALL, WRITE, OR OTHERWISE DIRECT QUESTIONS ABOUT THIS NOTICE, THE SETTLEMENT, OR THE ACTION TO EITHER THE COURT OR THE CLERK’S OFFICE. Any questions you have about matters in this Notice should be directed by telephone or in writing to Plaintiff’s counsel, at the address set forth above.

DATED April 16, 2012	BY ORDER OF THE COURT SANTA CLARA COUNTY SUPERIOR COURT

NOTICE OF PROPOSED SETTLEMENT